UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)1

PHYSICIANS FORMULA HOLDINGS, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
719427106
(CUSIP Number)
December 21, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications:
Taylor H. Wilson, Esq.
Haynes and Boone, LLP
2323 Victory Avenue, Suite 700
Dallas, Texas 75219
(214) 651-5000
1 This filing constitutes Amendment No. 3 to the Schedule 13G filed by SRB Management, L.P., BC Advisors, LLC and Steven R. Becker on October 23, 2009; Amendment No. 2 to the Schedule 13G filed by Matthew A. Drapkin on February 16, 2010; and Amendment No. 1 to the Schedule 13G filed by SRB Management, L.P., SRB Greenway Opportunity Fund, (QP), L.P., SRB Greenway Opportunity Fund, L.P., BC Advisors, LLC, Steven R. Becker and Matthew A. Drapkin on March 15, 2010. The previous filings described in this footnote are incorporated herein by reference, except as superseded.

CUSIP No.	719427106

1	NAMES OF REPORTING PERSONS Becker Drapkin Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		34,199

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		34,199

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	34,199

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA, PN

CUSIP No.	719427106

1	NAMES OF REPORTING PERSONS Becker Drapkin Partners (QP), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		30,468

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		30,468

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	30,468

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	719427106

1	NAMES OF REPORTING PERSONS Becker Drapkin Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		3,731

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,731

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,731

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	719427106

1	NAMES OF REPORTING PERSONS BC Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		34,199

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		34,199

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	34,199

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA, OO

CUSIP No.	719427106

1	NAMES OF REPORTING PERSONS Steven R. Becker

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		34,199

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		34,199

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	34,199

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	719427106

1	NAMES OF REPORTING PERSONS Matthew A. Drapkin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		34,199

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		34,199

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	34,199

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

This Amendment No. 3 to Schedule 13G amends and supplements the Schedule 13G filed by SRB Management, L.P., BC Advisors, LLC and Steven R. Becker with the Securities and Exchange Commission (the “SEC”) on October 23, 2009, as amended by that certain Amendment No. 1 to the Schedule 13G filed with the SEC on February 16, 2010, by SRB Management, L.P., BC Advisors, LLC, Steven R. Becker and Matthew A. Drapkin and Amendment No. 2 to the Schedule 13G filed with the SEC on March 15, 2010, by SRB Management, L.P., SRB Greenway Opportunity Fund, (QP), L.P., SRB Greenway Opportunity Fund, L.P., BC Advisors, LLC, Steven R. Becker and Matthew A. Drapkin.
Items 2 through 10 are amended and restated as follows:
Item 2.
(a)	On August 18, 2010, SRB Management, L.P. changed its name to Becker Drapkin Management, L.P. (“BD Management”), SRB Greenway Opportunity Fund, (QP), L.P. changed its name to Becker Drapkin Partners (QP), L.P. (“Becker Drapkin QP”) and SRB Greenway Opportunity Fund, L.P. changed its name to Becker Drapkin Partners, L.P. (“Becker Drapkin LP”). This statement on Schedule 13G (the “Statement”) is filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): BD Management, a Texas limited partnership; Becker Drapkin QP, a Texas limited partnership; Becker Drapkin LP, a Texas limited partnership; BC Advisors, LLC, a Texas limited liability company (“BCA”), Steven R. Becker (“Mr. Becker”) and Matthew A. Drapkin (“Mr. Drapkin”). The Reporting Persons are filing this Statement jointly, and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 99.1 and incorporated herein by reference (the “Joint Filing Agreement”).

Becker Drapkin QP and Becker Drapkin LP are collectively referred to herein as the “Becker Drapkin Funds.” Mr. Becker and Mr. Drapkin are the sole members of BCA, and BCA is the general partner of BD Management. Mr. Becker and Mr. Drapkin are also limited partners of BD Management. BD Management is the general partner of, and investment manager for, the Becker Drapkin Funds.

(b)	The business address of each Reporting Person is 300 Crescent Court, Suite 1111, Dallas, Texas 75201.

(c)	Mr. Becker and Mr. Drapkin are citizens of the United States of America. The place of organization of all other Reporting Persons is listed in paragraph (a) of this Item 2.

(d)(e)	This filing relates to the common stock (the “Common Stock”) of Physicians Formula Holdings, Inc. (the “Issuer”), CUSIP Number 719427106.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:
Not applicable.

Item 4.	Ownership.
(a), (b), (c) As of the date hereof, the Reporting Persons own an aggregate of 34,199 shares of Common Stock. Based upon a total of 13,589,668 outstanding shares of Common Stock, as reported in the Issuer’s quarterly report on Form 10-Q for the period ending September 30, 2010, the Reporting Persons’ shares represent approximately 0.3% of the outstanding shares of Common Stock.
Becker Drapkin QP owns 30,468 shares of Common Stock (the “Becker Drapkin QP Shares”), which represent approximately 0.2% of the outstanding shares of Common Stock.
Becker Drapkin LP owns 3,731 shares of Common Stock (the “Becker Drapkin LP Shares”), which represent approximately 0.0% of the outstanding shares of Common Stock.
The Becker Drapkin QP Shares and Becker Drapkin LP Shares are collectively referred to herein as the “Becker Drapkin Funds Shares”.

Becker Drapkin QP has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Becker Drapkin QP Shares. Becker Drapkin QP disclaims beneficial ownership of the Becker Drapkin LP Shares.
Becker Drapkin LP has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Becker Drapkin LP Shares. Becker Drapkin LP disclaims beneficial ownership of the Becker Drapkin QP Shares.
As general partner of the Becker Drapkin Funds, BD Management may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Becker Drapkin Funds Shares. BD Management does not own any shares of Common Stock directly and disclaims beneficial ownership of the Becker Drapkin Funds Shares.
As general partner of BD Management, BCA may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by BD Management. BCA does not own any shares of Common Stock directly and disclaims beneficial ownership of any shares of Common Stock beneficially owned by BD Management.
As co-managing members of BCA, each of Mr. Becker and Mr. Drapkin may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by BCA. Neither Mr. Becker nor Mr. Drapkin own any shares of Common Stock directly, and each disclaims beneficial ownership of any shares of Common Stock beneficially owned by BCA. Furthermore, Mr. Becker disclaims beneficial ownership of any shares of Common Stock beneficially owned by Mr. Drapkin, and Mr. Drapkin disclaims beneficial ownership of any shares of Common Stock beneficially owned by Mr. Becker.
As of the date hereof, no Reporting Person owns any shares of Common Stock other than those set forth in this Item 4.

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certifications
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Date: December 22, 2010	BECKER DRAPKIN MANAGEMENT, L.P.

	By:	BC Advisors, LLC, its general partner

		By:	/s/ Steven R. Becker

			Name:	Steven R. Becker
			Title:	Co-Managing Member

BECKER DRAPKIN PARTNERS (QP), L.P.

	By:	Becker Drapkin Management, L.P., its general partner

		By:	BC Advisors, LLC, its general partner

			By:	/s/ Steven R. Becker

				Name:	Steven R. Becker
				Title:	Co-Managing Member

BECKER DRAPKIN PARTNERS, L.P.

	By:	Becker Drapkin Management, L.P., its general partner

		By:	BC Advisors, LLC, its general partner

			By:	/s/ Steven R. Becker

				Name:	Steven R. Becker
				Title:	Co-Managing Member

BC ADVISORS, LLC

	By:	/s/ Steven R. Becker

		Name:	Steven R. Becker
		Title:	Co-Managing Member

STEVEN R. BECKER

	By:	/s/ Steven R. Becker

MATTHEW A. DRAPKIN

	By:	/s/ Matthew A. Drapkin

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (furnished herewith)